UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 14, 2013

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No   ☒

On November 14, 2013, Navios Maritime Holdings Inc. (“Navios Holdings”) issued a press release announcing its intent to offer approximately $650.0 million of First Priority Ship Mortgage Notes Due 2022 (the “Notes”). The Notes will be secured by first priority ship mortgages on 23 vessels aggregating approximately 2.2 million deadweight tons owned by certain subsidiary guarantors and certain other associated property and contracts rights. Navios Holdings intends to use the net proceeds from the offering of the Notes to purchase or redeem any and all of its outstanding 8 7/8% First Priority Ship Mortgage Notes due 2017 (the “2017 Notes”), to repay indebtedness relating to six vessels which will become part of the collateral for the Notes, to pay related transaction fees and expenses and for general corporate purposes. The offering will be made pursuant to an offering memorandum in a private placement to qualified institutional buyers pursuant to Rule 144A, as well as pursuant to Regulation S, under the Securities Act of 1933, as amended. Such offering memorandum includes information about the Notes, as well as information about Navios Holdings.

A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

In addition, on November 14, 2013, Navios Holdings issued a press release announcing that it and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc., had commenced a cash tender offer for any and all of the outstanding 2017 Notes, and consent solicitation to eliminate or modify most of the restrictive covenants and certain events of default, and release the liens for the benefit of the holders on the assets that secure the 2017 Notes, and to make other changes to provisions contained in the indenture governing the 2017 Notes.

A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

Furthermore, on November 15, 2013, Navios Holdings issued a press release announcing the pricing of $650.0 million of the Notes. A copy of the press release is furnished as Exhibit 99.3 to this Report and is incorporated herein by reference.

The information contained in this Report is incorporated by reference into the Registration Statement on Form F-3, File No. 333-189231, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated November 14, 2013.

99.2	Press Release dated November 14, 2013.

99.3	Press Release dated November 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: November 15, 2013